CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED MARCH 31, 2007

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	March 31	September 30
	2007	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$62,722	$89,408
Accounts receivable	11,986	9,342
Investments (note 4)	19,456	11,500
Restricted cash (note 7)	4,400	–
Inventory (note 5)	14,448	24,218
Prepaid expenses	1,142	1,221
Current portion of future income taxes	–	11,601
Current portion of promissory note	602	2,157
	114,756	149,447
Deferred financing costs	–	1,382
Mineral properties, plant and equipment (note 6)	101,095	43,445
Reclamation deposits	32,985	32,004
Promissory note	71,692	71,009
Future income taxes	–	174
	$320,528	$297,461

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$27,181	$21,961
Current portion of deferred revenue	175	19,759
Current portion of royalty obligation	602	2,157
Income taxes	8,468	3,985
	36,426	47,862
Income taxes	22,081	21,058
Royalty obligation	64,108	64,632
Deferred revenue	1,138	1,225
Convertible debt	43,779	42,775
Site closure and reclamation costs	19,600	18,975
Future income taxes	1,093	–
	188,225	196,527

Shareholders' equity
Common shares	198,392	197,592
Equity component of convertible debt	13,655	13,655
Tracking preferred shares	26,642	26,642
Contributed surplus	6,329	3,648
Accumulated other comprehensive income	4,985	–
Deficit	(117,700)	(140,603)
	132,303	100,934

	$320,528	$297,461

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006

Revenue	$51,624	$37,511	$108,521	$78,782
Cost of sales	(24,024)	(29,217)	(61,138)	(61,540)
Depletion, depreciation and amortization	(677)	(853)	(1,114)	(1,702)
Operating profit	26,923	7,441	46,269	15,540

Expenses (income)
Accretion of reclamation obligation	339	433	677	866
Exploration	2,546	471	4,459	740
Foreign exchange	(472)	(448)	(1,977)	(480)
General and administration	2,848	1,472	4,216	2,502
Gain on sale of marketable securities (note 4(c))	(1,511)	–	(1,511)	–
Interest and other income	(2,975)	(1,546)	(5,753)	(3,173)
Interest expense	1,098	749	2,289	1,534
Interest accretion on convertible debt	739	294	1,455	591
Stock-based compensation	2,330	535	3,089	766
Change in fair value of financial instruments	(995)	–	(1,023)	–
	3,947	1,960	5,921	3,346

Earnings before income taxes	22,976	5,481	40,348	12,194
Income tax expense	(2,462)	(4,410)	(4,270)	(4,410)
Future income tax recovery (expense)	(9,023)	2,000	(12,868)	2,000
Net earnings for the period	$11,491	$3,071	$23,210	$9,784

Other comprehensive income
Unrealized loss on reclamation deposits	(65)	–	(86)	–
Unrealized gain on marketable securities (note 4)	4,872	–	5,071	–
Other comprehensive income	$4,807	$–	$4,985	$–

Total comprehensive income	$16,298	$3,071	$28,195	$9,784

See accompanying notes to consolidated financial statements.

Earnings per share
Basic	$0.09	$0.03	$0.18	$0.09
Diluted	0.08	0.03	0.16	0.08

Weighted average number of common shares outstanding (thousands)
Basic	128,547	109,112	128,491	106,830
Diluted	144,882	121,364	144,443	116,425

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share amounts)

		Six months ended		Year ended
		March 31, 2007		September 30, 2006
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	128,388,175	$197,593	103,457,316	$160,830
Share purchase options at $0.55 per share	–	–	1,500,000	825
Share purchase options at $1.15 per share	135,000	155	451,833	520
Share purchase options at $1.29 per share	60,000	77	60,000	77
Share purchase options at $1.36 per share	–	–	1,970,000	2,679
Share purchase options at $1.40 per share	–	–	3,405,500	4,768
Share purchase options at $1.50 per share	–	–	10,000	15
Share purchase options at $2.07 per share	40,000	83	33,333	69
Share purchase options at $2.18 per share	34,950	76	7,500	16
Fair value of stock options allocated to shares issued on exercise	–	408	–	4,869
Share purchase warrants at $0.40 per share	–	–	375,000	150
Share purchase warrants at $0.75 per share	–	–	3,913,332	2,935
Share purchase warrants at $1.40 per share	–	–	8,000,000	11,200
Share purchase warrants at $1.66 per share	–	–	5,204,361	8,639
Balance at end of the period	128,658,125	$198,392	128,388,175	$197,592

Equity component of convertible debt
Balance at beginning of the period		13,655		9,823
Convertible bonds - August 2006		–		3,832
Balance at end of the period		$13,655		$13,655

Tracking preferred shares
Balance at beginning and end of the period		$26,642		$26,642

Contibuted surplus
Balance at beginning of the period		3,648		5,335
Stock-based compensation		3,089		3,182
Fair value of stock options allocated to shares issued on exercise		(408)		(4,869)
Balance at end of the period		$6,329		$3,648

Deficit
Balance at beginning of the period, as originally reported		(140,603)		(173,519)
Adjustment to opening deficit - change in accounting policy (note 3)		(307)		–
Net earnings for the period		23,210		32,916
Balance at end of the period		$(117,700)		$(140,603)

Accumulated other comprehensive income
Unrealized gain on reclamation deposits		(85)		–
Unrealized gains on available-for-sale marketable securities (note 4)		5,070		–
Balance at end of the period		$4,985		$–

TOTAL SHAREHOLDERS' EQUITY		$132,303		$100,934

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006

Operating activities
Net earnings for the period	$11,491	$3,071	$23,210	$9,784
Items not involving cash
Accretion of reclamation obligation	339	433	677	866
Depreciation, depletion and amortization	677	853	1,114	1,702
Interest accretion on convertible debt	739	294	1,455	591
Stock-based compensation	2,330	535	3,089	766
Future income taxes	9,023	2,410	12,868	2,410
Unrealized foreign exchange	(292)	–	931	–
Gain on sale of marketable securities	(1,511)	–	(1,511)	–
Change in fair value of financial instruments	(629)	–	(1,023)	–
Changes in non-cash operating working capital
Accounts receivable	(8,542)	(3,235)	(2,644)	(5,672)
Inventories	(2,398)	777	9,770	3,769
Prepaids	165	792	79	1,069
Accrued interest income on promissory note	(1,044)	(1,064)	(1,926)	(2,159)
Accounts payable and accrued liabilities	6,328	(1,903)	5,221	(3,691)
Deferred revenue	(7,833)	3,943	(19,672)	(5,988)
Accrued interest expense on royalty obligation	354	361	721	739
Income taxes	3,117	–	5,505	–
Site closure and reclamation expenditures	(24)	–	(52)	–
Cash provided by operating activities	12,290	7,267	37,812	4,186

Investing activities
Purchase of property, plant and equipment	(34,938)	(490)	(58,764)	(811)
Accrued interest income on reclamation deposits	(348)	(101)	(738)	(431)
Restricted cash	(4,400)	–	(4,400)	–
Investment in marketable securities	(11,039)	–	(12,999)	–
Proceeds from redemption of Continental promissory note	12,011	–	12,011	–
Cash used for investing activities	(38,714)	(591)	(64,890)	(1,242)

Financing activities
Principal repayments under capital lease obligation	–	(459)	–	(969)
Common shares issued for cash, net of issue costs	280	4,988	392	7,923
Cash provided by financing activities	280	4,529	392	6,954

Increase (decrease) in cash and equivalents	(26,144)	11,205	(26,686)	9,898
Cash and equivalents, beginning of period	88,866	20,422	89,408	21,729
Cash and equivalents, end of period	$62,722	$31,627	$62,722	$31,627

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the six month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below and for the changes described in note 3.

(a) Revenue Recognition

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational period for copper is four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. The Company’s sales contracts do not contain embedded derivatives as the Company enters into such arrangements only to meet its expected purchase, sale or usage requirements.

(b) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

In accordance with this new standard, the Company has classified its financial instruments as follows:

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which required separation from the host contract and measured at fair value. This change in accounting policy resulted in a mark-to-market adjustment of $307 to deficit and a similar increase to the carrying value of the Company’s investment in Continental at October 1, 2006. In February 2007, the Company redeemed the convertible promissory note for cash (note 4).

Reclamation deposits invested in government backed securities are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings (loss) when the investment is sold. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as available for sale.

Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs. Deferred financing costs relating to the issuance of convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the convertible bonds.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	INVESTMENTS

	As at March 31, 2007
		Unrealized
	Cost	Gains	Fair Value
Continental Minerals Corporation – Common shares (a)	$9,880	$5,071	$14,951
Continental Minerals Corporation – Warrants (a)	3,118	387	3,505
Copper Mountain Mining Corporation – Common shares (b)	1,000	–	1,000
	$13,998	$5,458	$19,456

(a)

The Company held a convertible promissory note (“Note”) of Continental Minerals Corporation (“Continental”), a public company which is a related party by virtue of certain common directors. The Note contained a right to participate in Continental’s equity financings at a 5% discount to the price paid by other parties in the financing. In February 2007, the Company redeemed the Note and exercised its pre-emptive right to participate in Continental’s equity financing. The Company received the principal amount of the Note ($11.5 million) plus a 5% premium, for total proceeds of $12.1 million. The proceeds were used to subscribe for 7,318,182 equity units (“Units”) of Continental at a price of Cdn$1.65 per Unit. Each Unit consisted of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. The proceeds paid for the Units were allocated to the common shares and warrants received of Continental based on the pro-rated fair value of the common shares ($9.0 million) and warrants ($3.1 million) at the time of the financing.

At March 31, 2007, the estimated fair value of the Continental warrants was estimated at $3.5 million (using expected volatilities averaging 57%, risk free interest rate of 4%, dividends of nil and remaining life of approximately 0.9 years). Consequently, a mark- to-market adjustment of $387 was charged to operations.

As at March 31, 2007, the Company held 7,827,726 common shares and 7,318,182 share purchase warrants of Continental.

(b)

In February 2007, the Company purchased 1.0 million common shares of Copper Mountain Mining Corporation (“CMMC”), a private B.C. resource company, for $1.0 million. CMMC owns 100% of Similco Mines Limited, which holds the mineral claims and crown grants over the 18,000 acre former Similco Copper Mine site for $1.0 million.

(c)

In February 2007, the Company sold 3,234,900 common shares of bcMetals Corporation (“bcMetals”), a public corporation listed on the TSX Venture Exchange for $5.5 million and a realized gain of $1.5 million.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

5.	INVENTORY

	March 31	September 30
	2007	2006
Copper concentrate	$2,600	$16,213
Ore in-process	2,629	2,114
Copper plating	993	–
Materials and supplies	8,226	5,891
	$14,448	$24,218

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	March 31, 2007			September 30, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	amortization	Value
Buildings and equipment	$6,060	$1,673	$4,387	$6,060	$1,443	$4,617
Mine equipment	51,960	8,145	43,815	35,680	7,494	28,186
Plant and equipment	41,314	1,307	40,007	14,637	1,223	13,414
Vehicles	1,162	598	564	992	498	494
Computer equipment	2,609	1,281	1,328	1,766	915	851
Land	152	–	152	152	–	152
Deferred pre-stripping costs	12,273	–	12,273	285	–	285
Total Gibraltar mine	$115,530	$13,004	$102,526	$59,572	$11,573	$47,999

Mineral property interests			$5,468			$2,628

Net asset retirement obligation adjustment			$(6,899)			$(7,182)

Mineral properties, plant and equipment			$101,095			$43,445

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

7.	RESTRICTED CASH

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4.4 million, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company is required to submit a Revenue Guarantee in the amount of $4.4 million in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit will be released over time, as Gibraltar consumes power.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Services rendered to the Company and its	Three months ended		Six months ended
subsidiaries and reimbursement of third party	March 31		March 31
expenses
	2007	2006	2007	2006
Hunter Dickinson Inc.	$1,251	$659	$2,527	$1,179

Balances receivable (payable)		As at		As at
		March 31, 2007		September 30, 2006
Hunter Dickinson Inc. (1)		$(520)		$26

(1) Included in accounts payable and accrued liabilities.